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SI 18006482 N

SEC
Mail Processing
Section
MAR 05 2018
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CENTRAL STATES CAPITAL MARKETS, LL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 W. 83RD STREET, SUITE 101
(No. and Street)

PRAIRIE VILLAGE	KANSAS	66208-5304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. DANIEL STEPP 800-851-6459
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER HAVILAND KETTER PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W 47TH PL STE 204	WESTWOOD	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

OATH OR AFFIRMATION

I, J. DANIEL STEPP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTRAL STATES CAPITAL MARKETS, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR, CEO

Title

PAMELA R. KASPER NOTARY PUBLIC STATE OF KANSAS My Appt. Expires 4-24-2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTRAL STATES CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL INFORMATION
AS OF DECEMBER 31, 2017
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TABLE OF CONTENTS

MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Central States Capital Markets, LLC
Prairie Village, Kansas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Central States Capital Markets, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Central States Capital Markets, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Central States Capital Markets' management. Our responsibility is to express an opinion on Central States Capital Markets' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Central States Capital Markets in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I Under Rule 15c3-1, and Schedules II and III Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of Central States Capital Markets' financial statements. The supplemental information is the responsibility of Central States Capital Markets' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I Under Rule 15c3-1, and Schedules II and III Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2017 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Mize Houser & Company P.A.

CERTIFIED PUBLIC ACCOUNTANTS

We have served as Central States Capital Markets' auditor since 2013.

Westwood, Kansas

February 15, 2018

Central States Capital Markets, LLC
Statement of Financial Condition
December 31, 2017

Assets		
Current assets:		
Cash and cash equivalents	$	941,063
Cash - restricted		225,000
Accounts Receivable		10,999
Investment inventory		796,387
Prepaid expense		22,825
Total current assets		1,996,274
Office furniture and equipment, net of accumulated depreciation of $205,491		67,457
Other assets:		
Goodwill		1,559,236
Total other assets		1,559,236
	$	3,622,967
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	94,118
Note payable		860,552
Total current liabilities		954,670
Members' equity:		
Members' capital accounts		3,119,609
Current year net loss		(451,312)
Total members' equity		2,668,297
	$	3,622,967

The accompanying notes are an integral part of these financial statements

CENTRAL STATES CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1 – Nature of Business

Central States Capital Markets, LLC was incorporated in the State of Kansas on August 31, 2010 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA

Note 2 – Summary of Accounting Policies

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair value of financial instruments
At December 31, 2017 our financial instruments consist of cash, accounts receivable and accounts payable. Interest rates currently available to us for long-term debt with similar terms and remaining maturities are used to estimate fair value of such financial instruments. Accordingly, since interest rates on substantially all of our debt are variable, market based rates, the carrying amounts are a reasonable estimate of fair value. See note 6 for further details.

Revenue recognition
The Company recognizes commissions from its broker services based on a settlement date basis. Fees billed and collected before services are performed are included in deferred revenue. Expenses are recorded when the obligation is incurred.

Cash and cash equivalents
The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Property and Equipment
Property and equipment is stated at cost, and is depreciated over estimated useful lives using primarily the straight line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged against earnings in the period in which they are incurred. Useful lives range from three to five years. We evaluate equipment at least annually for impairment. No such impairment was needed during the year ended December 31, 2017.

Note 3 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2017, the Company had net capital of $994,477 and was $894,477 in excess of its required net capital of $100,000.

Note 4 – Cash and equivalents, restricted – clearing broker deposits

The Company has entered into securities clearing agreements with Hilltop Securities, Inc. Pursuant to this agreement, the Company is required to maintain a deposit account with the clearing firm in an amount determined based on the Company's transaction volume.

Pursuant to the terms of the Company's Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City, the Company also maintains a money market account with the bank as additional collateral to its promissory note.

As of December 31, 2017, the Company maintained deposits of $100,000 and $125,000, respectively in connection with its clearing agreement and promissory note.

Note 5 – Income taxes

As of December 31, 2017 there is a net operating loss of approximately $451,312. The members of a limited liability company are taxed on their proportionate share of the Company's taxable income, therefore; no provision or liability for federal or state income taxes has been included in the financial statements for the year ended December 31, 2017.

Note 6 – Fair value measurements

The Company adopted ASC Topic 820-10 to measure the fair value of certain of its financial assets. ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3
Investments	-	796,387	
Other assets	-	33,824	
Goodwill	-		1,559,236
Note payable	-	860,552	

The fair value of goodwill is determined based upon discounted future cash inflows. The fair value of debt securities is estimated to carrying value. In 2015, the Company obtained an **independent** appraisal and no impairment was recognized. Additionally, the company sold in the fourth quarter ownership shares to unaffiliated, outside investors. The price realized reaffirmed the value of the goodwill. The Company's policy is to recognize transfers between levels as of the actual date of the event of change in circumstances. There were no such transfers in 2017.

Note 7 – Note payable On December 31, 2010, the Company entered into a Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City for the principal sum of $5,000,000. The promissory note matured on December 31, 2011 and bears interest a variable rate equal to Security Bank of Kansas City's quoted base rate, currently 3.25%, plus 1.75%. During the year ended December 31, 2017 the interest remained constant at 5.0%. On March 10, 2017, Security Bank issued a one-year extension agreement whereby extending the maturity to March 31, 2018. The principal sum of the note was changed to $2,500,000. The promissory note is collateralized by the Company's depository accounts and marketable securities to the extent the unpaid principal balance. As of December 31, 2017, the principal balance outstanding was $860,552 and interest expensed in connection with the loan totaled $25,007.

Note 8 – Commitments and contingencies and related party transactions:

The Company leases space in Wichita, Kansas under an operating lease which expires on November 30, 2020 with no stated renewal options. The Company leases space in Prairie Village, Kansas under an operating lease expiring May 2022.

The annual lease payments due pursuant to this agreement are as follows:

Year Ending December 31,	Amount
2018	$ 123,423
2019	123,423
2020	120,013
2021	82,500
2022	34,375
	$ 483,735

In the ordinary course of business, the Company becomes party to claims from time to time, most of which relate to security transactions by representatives of the Company. As of December 31, 2017, the Company was notified of a potential claim. Management holds that its position in this matter is meritorious, that it intends to defend its position vigorously, and that it anticipates favorable results. As of the date of this report, it is not possible to predict the extent of the Company's liability, if any. As such, no accrual is made.

Note 9- SEP program

The Company sponsors a Simple IRA (SEP) plan for all of the employees. The Company matches the first 1% contribution by the employees. The employer contributions in 2017 were $18,743.

Note 10– Subsequent events

The Company has evaluated all subsequent events through the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

CENTRAL STATES CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
AS OF DECEMBER 31, 2017
AND FOR THE YEAR THEN ENDED
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed in accordance with
Rule 17a-5(e)(3)
As a Public Document